Exhibit 3.1

AMENDMENT
OF THE
BY-LAWS
OF
ENGELHARD CORPORATION

Engelhard Corporation, a corporation organized and existing under the laws of Delaware (the “Corporation”), hereby certifies that:

FIRST: Article II, Section 1 of the By-Laws of the Corporation is hereby amended in its entirety to read as follows:

“SECTION 1. Annual Meetings. The Annual Meeting of the Stockholders of the Corporation for the election of Directors and the transaction of such other business, notice of which was given in the Notice of the Meeting, together with such other business as may properly come before said Meeting, shall be held in such suitable place and on such suitable date and time as may be, from time to time, designated by the Board or a duly authorized committee thereof.”

SECOND: The foregoing Amendment to the By-Laws of the Corporation was duly adopted by the Board of Directors of the Corporation in accordance with the provisions of Section 109 of the General Corporation Law of the State of Delaware.